# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dolphin Entertainment, Inc., CIK 0001282224
CUSIP: 25686H308
Title of class of securities: Common Stock, par value $0.015 per share
Address of issuer's principal executive offices: 150 Alhambra Circle, Suite 1200, Coral Gables, Florida (FL), 33134
Date of event which requires filing of this statement: 05/12/2025
Filed by CIK 0001520776
Persons authorized to receive notices and communications: William O'Dowd IV, 150 Alhambra Circle, Suite 1200, Coaral Gables, Florida (FL), 33134, 305-774-0407

## Reporting persons
- William O'Dowd IV (CIK 0001520776): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 183,471; shared voting power 2,542,985; sole dispositive power 183,471; shared dispositive power 2,542,985; aggregate amount beneficially owned 2,542,985 (19% of the class)
  Comment: Note to Rows 8, 10 and 11: The above-referenced shares of Common Stock beneficially owned by Mr. O'Dowd consists of (i) 2,242,873 shares of Common Stock issuable upon conversion of Convertible Notes in the aggregate principal amount of $2,242,873 held by Dolphin Entertainment LLC ("DE LLC"), an entity wholly owned by Mr. O'Dowd, which are currently convertible into shares of Common Stock at a conversion price of $1.00 per share and (ii) 300,112 shares of Common Stock. It does not include the shares of Common Stock which may be issued upon the conversion of the interest due on the convertible notes. It also does not include the shares of Common Stock underlying the 50,000 shares of Series C Convertible Preferred Stock held by DE LLC, as such stock is not presently convertible into Common Stock.
  
  Note to Row 13: The percentages reported in this Schedule 13D are based on 13,410,992 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) ("Rule 13d-3(d)(1)") of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), calculated as the sum of 11,168,119 shares of Common Stock outstanding as of May 12, 2025 according to records of the Issuer, plus 2,242,873 shares of Common Stock that are issuable upon conversion of the Convertible Notes held by DE LLC.
- Dolphin Entertainment LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 2,297,408; sole dispositive power 0; shared dispositive power 2,297,408; aggregate amount beneficially owned 2,297,408 (17.1% of the class)
  Comment: Note to Rows 8, 10 and 11: The above-referenced shares of Common Stock beneficially owned by DE LLC consists of (i) 2,242,873 shares of Common Stock issuable upon conversion of Convertible Notes in the aggregate principal amount of $2,242,873 held by DE LLC, which are currently convertible into shares of Common Stock at a conversion price of $1.00 per share and (ii) 54,535 shares of Common Stock. It does not include the shares of Common Stock which may be issued upon the conversion of the interest due on the convertible notes. It also does not include the shares of Common Stock underlying the 50,000 shares of Series C Convertible Preferred Stock held by DE LLC, as such stock is not presently convertible into Common Stock.
  
  Note to Row 13: The percentages reported in this Schedule 13D are based on 13,410,992 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) ("Rule 13d-3(d)(1)") of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), calculated as the sum of 11,168,119 shares of Common Stock outstanding as of May 12, 2025 according to records of the Issuer, plus 2,242,873 shares of Common Stock that are issuable upon conversion of the Convertible Notes held by DE LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.015 per share
Name of issuer: Dolphin Entertainment, Inc.
Address of issuer's principal executive offices: 150 Alhambra Circle, Suite 1200, Coral Gables, Florida (FL), 33134

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by William O'Dowd, IV and Dolphin Entertainment, LLC (together with Mr. O'Dowd, the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is 150 Alhambra Circle, Suite 1200, Coral Gables, Florida 33134.
Present principal occupation or employment: The present principal business of DE LLC is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. Mr. O'Dowd is the sole member and manager of DE LLC. Mr. O'Dowd is the Chief Executive Officer and director of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. O'Dowd is a citizen of the United States of America. DE LLC is incorporated in Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Securities (as defined in Item 6 below) collectively owned by the Reporting Persons, as reported on this Schedule 13D, were purchased with Mr. O'Dowd's personal funds.

On May 12, 2025, the Issuer entered into an exchange agreement (the "Exchange Agreement") with DE LLC pursuant to which, the Issuer and DE LLC agreed to exchange the three nonconvertible promissory notes (the "Old Notes") in the aggregate principal amount of $2,242,873 currently held by DE LLC for three convertible promissory notes (the "New Notes") in the same principal amounts. As consideration for the exchange, the Issuer and DE LLC agreed to extend the maturity date on each of the notes by six months. One note, with a principal balance of $1,107,873 now matures on June 30, 2027, one note with a principal balance of $1,000,000 now matures on October 29, 2029 and one note with a principal balance of $135,000, now matures on December 10, 2029. The New Notes continue to bear interest at a rate of 10% per annum. DE LLC may convert the principal balance of the New Notes and any accrued interest thereon at any time before the maturity date of the Note into Common Stock. The conversion price of each of the New Notes is $1.00 per share. The foregoing description of the Exchange Agreement and the New Notes does not purport to be complete and is qualified in its entirety by the terms and conditions of such Exchange Agreement and the form of note attached thereto, which is an exhibit to this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Old Notes and New Notes were acquired for investment purposes. The shares of Common Stock beneficially owned by the Reporting Persons are held for general investment purposes.

On December 26, 2024, Mr. O'Dowd adopted a Rule 10b5-1 trading arrangement (as such term is defined in Item 408(a) of Regulation S-K) (the "10b5-1 Plan"). The 10b5-1 Plan covers the purchase of $5,000 worth of shares of the Company's common stock per week, with no limit price. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is estimated to be from April 1, 2025 until November 15, 2025, or earlier if all transactions under the trading arrangement are completed. The foregoing description of the 10b5-1 Plan does not purport to be complete and is qualified in its entirety by the terms and conditions of such plan, which is an exhibit to this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Through the close of trading on Monday, May 12, 2025, Mr. O'Dowd effected the following purchases of shares of the Issuer's Common Stock:

On April 1, 2025, Mr. O'Dowd purchased a total of 4,920 shares of the Issuer's Common Stock at a weighted average price of $1.01 per share.

On April 7, 2025, Mr. O'Dowd purchased a total of 5,200 shares of the Issuer's Common Stock at a weighted average price of $0.958 per share.

On April 14, 2025, Mr. O'Dowd purchased a total of 4,700 shares of the Issuer's Common Stock at a weighted average price of $1.05 per share.

On April 21, 2025, Mr. O'Dowd purchased a total of 4,900 shares of the Issuer's Common Stock at a weighted average price of $1.018 per share.

On April 28, 2025, Mr. O'Dowd purchased a total of 4,508 shares of the Issuer's Common Stock at a weighted average price of $1.10 per share.

On May 5, 2025, Mr. O'Dowd purchased a total of 4,400 shares of the Issuer's Common Stock at a weighted average price of $1.01 per share.

On May 12, 2025, Mr. O'Dowd purchased a total of 4,600 shares of the Issuer's Common Stock at a weighted average price of $1.05 per share.

The foregoing purchases were made on the Nasdaq Stock Market LLC in accordance with 10b5-1 Plan.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The description of the Exchange Agreement set forth in Item 3 (including the caveat referring to the entire copy of the Exchange Agreement filed as an exhibit to this Schedule 13D) is hereby incorporated by reference into this Item 6.

The description of the 10b5-1 Plan set forth in Item 4 (including the caveat referring to the entire copy of the 10b5-1 Plan filed as an exhibit to this Schedule 13D) is hereby incorporated by reference into this Item 6.

On March 7, 2016, the Issuer issued DE LLC, 50,000 shares of the Issuer's Series C Convertible Preferred Stock (the "Series C"). In accordance with the terms of the Issuer's Amended and Restated Articles of Incorporation, as amended, (the "Charter") each share of Series C would be convertible into one share of Common Stock, subject to adjustment for each issuance of Common Stock (but not upon issuance of common stock equivalents) that occurred from the date of issuance of the Series C (the "issue date") until the fifth (5th) anniversary of the issue date, such that the total number of shares of Common Stock held by DE LLC (based on the number of shares of Common Stock held as of the date of issuance) will be preserved at the same percentage of shares of Common Stock outstanding held by DE LLC on the date of issuance.

Pursuant to the Charter, the Series C would only be convertible by DE LLC upon the determination by the Board of Directors of the Issuer (the "Board") that one of the "optional conversion thresholds" (as defined in the Charter) has been met. In addition, upon the Board's determination that an "optional conversion threshold" has been met, the holder of the Series C shall be entitled to vote on all matters required or permitted to be voted on by the holders of Common Stock and shall be entitled to that number of votes equal to three votes for the number of shares of Common Stock into which such holder's shares of the Series C could then be converted.

At a meeting of the Board on November 12, 2020, a majority of the independent directors of the Board approved that the "optional conversion threshold" had been met. As a result, the Series C became immediately convertible into 2,369,470 shares of Common Stock and DE LLC, the holder of the Series C, became entitled to 7,148,410 votes.

Additionally, at the meeting of the Board on November 12, 2020, the Board and Mr. O'Dowd agreed to restrict the conversion of the Series C until the Board approved its conversion. Therefore, on November 16, 2020, the Issuer and DE LLC entered into a Stock Restriction Agreement pursuant to which the conversion of the Series C is prohibited until such time as a majority of the independent directors of the Board approves the removal of the prohibition. The Stock Restriction Agreement also prohibits the sale or other transfer of the Series C until such transfer is approved by a majority of the independent directors of the Board. The Stock Restriction Agreement shall terminate upon a Change of Control (as such term is defined in the Stock Restriction Agreement) of the Issuer. On September 29, 2022, the Issuer and Mr. O'Dowd entered into an amendment to the Stock Restriction Agreement whereby the conversion of the Series C is prohibited for three years after the date of such amendment, and afterwards until such time as a majority of the independent directors of the Board approves the removal of the prohibition.

The foregoing description of the Stock Restriction Agreement and its amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of such Agreement and its amendment which are an exhibit to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement, dated September 8, 2026.
Exhibit B - Dolphin Entertainment LLC Note Exchange Agreement
Exhibit C - Rule 10b5-1 Sales Plan dated December 26, 2024
Exhibit D - Stock Restriction Agreement
Exhibit E - Amendment to Stock Restriction Agreement

## Signatures
- William O'Dowd IV: /s/ William O'Dowd IV, William O'Dowd IV (09/08/2026)
- Dolphin Entertainment LLC: /s/ William O'Dowd, William O'Dowd, Member (09/08/2026)